Kore Resources, Inc.

176-22 Sagun-Dong,  Seongd,

 Seoul Korea 133-187

June 17, 2013

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Brigette Lippmann

Re:

Request for acceleration of the effective date of the Registration Statement on Form S1/A of Kore Resources, Inc. Filed June 11, 2013;

Pursuant to Rule 461of the Securities Act of 1933, as amended the undersigned hereby requests  that the Form S1/A Registration Statement of Kore Resources, Inc. be declared effective on Wednesday June 19th, 2013at 12:00 PM or on such earlier or later date as the Commission acting pursuant to Rule 461 shall determine.

 Kore Resources, Inc.. acknowledges that

• should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1/A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1/A;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1/A; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.

Yours truly,

/s/ Young Ju Yi

Young Ju Yi

Director, President